

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

Via E-mail
Eric M. Fogel, Esq.
Lathrop & Gage LLP
155 North Wacker Drive, Suite 3050
Chicago, IL 60606-1787

> **Re: Donegal Group Inc.**
> **Schedule TO-T/A filed by Gregory Mark Shepard**
> **Filed April 22, 2013**
> **File No. 005-39100**

Dear Mr. Fogel:

We have reviewed your amendment and your correspondence dated April 22, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

General

1.   We understand from telephone conversations with the bidder's counsel that the bidder considered sending tender offer materials for informational purposes to holders of Donegal's Class A common stock but determined not to do so. Please confirm this in the next response letter.

2.   We note the response to comment 1 in our letter dated April 2, 2013. Please revise the disclosure to clarify that, with respect to the Nationwide-Allied and State Auto-Meridian transactions, the bidder used the closing price of the target's stock on the business day immediately preceding the announcement of the acquirer's tender offer for purposes of

comparison. In other words, disclose more specifically how the bidder has calculated the premiums paid in these examples.

Source and Amount of Funds, page 17

3.   We note the disclosure on page iii that the bidder "is able" to finance the purchase with his existing cash, cash equivalents and liquid securities. We further note the disclosure that no part of the Class A shares or Class B shares currently held by the bidder is pledged as collateral for any loan and that the bidder has no agreement to pledge any such shares or shares acquired pursuant to this offer as collateral for any loan. Please revise the disclosure in this section to clarify, if true, that the bidder will finance the purchase using his existing cash, cash equivalents and liquid securities. See Item 1007(a) of Regulation M-A, which requires disclosure of the specific sources of funds or other consideration "to be used" in the transaction, and Item 1007(d), which applies if all or any part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the transaction.

4.   We note the response to comment 8 in our letter dated April 2, 2013. We continue to believe that the bidder's financial information is material. In this regard, we note that although the bidder's 22.7% stake upon completion of the purchase, assuming a fully subscribed offer, would be smaller than Donegal Mutual's 65.9% stake, the bidder's increased stake still could be significant enough to influence Donegal's management and affairs or a third party's decision to acquire Donegal. In addition, the value of the bidder's investment in Donegal relative to his net worth could indicate the urgency of his intention for the company to be combined with another mutual insurer. The bidder advocated such a business combination on pages i and 1 of the Offer to Purchase and in the March 20 press release, reproduced on pages 24-26 of the Offer to Purchase. In 2011 and 2012, the bidder submitted shareholder proposals requesting that the board immediately engage the services of an investment banking firm to evaluate alternatives to enhance shareholder value including, but not limited to, a merger or outright sale of the company. Information as to the value of this investment relative to the bidder's net worth could indicate the type and timing of his future activities in terms of advancing his stated goal of enhancing shareholder value via a merger or sale. For all of these reasons, please disclose the information specified in Instruction 4 to Item 10 of Schedule TO.

Conditions of the Offer, page 27

5.   We note the response to comment 9 in our letter dated April 2, 2013, and the related revised disclosure. While the disclosure includes a reasonable judgment standard, it is still unclear how a holder can assess whether or not the conditions described in clauses (v) and (xiii) of condition (e) have been satisfied even with such a standard. What is a "significant" adverse change in the market price of Class A Shares or Class B Shares or in the securities or financial markets of the United States? What are "burdensome" debt covenants?

6.   We note your response to comment 10 in our letter dated April 2, 2013. While we do not necessarily agree with your characterization of the April 15 phone call regarding the Staff taking a position on the substance of your arguments in the response letter, we have no further comment in light of the bidder's waiver of the Board Condition and the condition restricting future grants of Class A options.

7.   We note the revised disclosure regarding the status of certain regulatory approvals. For each regulatory approval that is the subject of the Hart-Scott-Rodino Condition, the FRB Condition and the Insurance Regulatory Approval Condition, please disclose the minimum amount of time it could take for the bidder to secure the approval.

8.   We note the response to comment 11 in our letter dated April 2, 2013, and we re-issue the comment in part. Please revise the disclosure to state that all conditions to the offer, other than those which are dependent upon the receipt of regulatory approval, will be satisfied or waived at or before the expiration of the offering period, including any extensions. Specifically, the No Dilution Condition, the No Litigation Condition and the general conditions set forth in Section 14 of the Offer to Purchase must each be satisfied or waived at or before the expiration of the offering period, including any extensions.

        Please direct any questions to me at (202) 551-3317 or, in my absence, Perry J. Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Alexandra M. Ledbetter

                                        Alexandra M. Ledbetter
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions